Exhibit (l)

PURCHASE AGREEMENT

PFM Multi-Manager Series Trust (the “Trust”), a Delaware statutory trust, and PFM Asset Management LLC (the “Adviser”) hereby agree as follows:

1.       The Trust hereby offers to sell to the Adviser and the Adviser hereby agrees to purchase 3,500 shares of the PFM Multi-Manager Domestic Equity Fund, 3,333 shares of the PFM Multi-Manager International Equity Fund and 3,334 shares of the PFM Multi-Manager Fixed Income Fund, each a series of the Trust, at a price of $10.00 per share of each Fund. The Trust hereby acknowledges receipt from the Adviser of funds in full payment for the foregoing shares.

2.       The shares were purchased pursuant to Section 14 of the Investment Company Act of 1940 to serve as the seed money for the Trust prior to the commencement of the public offering of its shares.

3.       The Adviser represents and warrants to the Trust that the foregoing shares are being acquired for investment purposes only and that it has no present intention of redeeming or reselling the shares so acquired.

IN AGREEMENT WHEREOF, and intending to be legally bound hereby, the parties hereto have executed this Purchase Agreement as of the 21st day of December, 2017.

PFM Multi-Manager Series Trust

By: /s/ John Spagnola______

Name: John Spagnola

Title: President

PFM Asset Management LLC

By:  /s/ Marty Margolis

Name: Marty Margolis

Title: Managing Director